

14007755

SEC
Mail Processing
Section

JUN 2 5 2014

Washington DC
405

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

Amendment No. 2

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ManeGain, Inc.

(Formerly: "Austin Medical Technologies, Inc.")

Commission File Number: 0001603860

Texas

UNITED STATES:

ManeGain, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

8099– Health and Allied Services, Not Elsewhere Classified	**26-046894**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Barry Thornton ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738	Chairman of the Board, Chief Technology Officer
Mr. Jeffrey Fry ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738	Chief Executive Officer & President
Mr. Michael Schwartz ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738	Chief Operations Officer
Ms. Lauren Elliot ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738	Executive Vice President

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the ManeGain, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Barry Thornton	Preferred	0%
(1) (2)	Common	21%
Mr. Jeffrey Fry	Preferred	0%
(3) (4)	Common	21%
Mr. Michael Schwartz	Preferred	0%
(5) (6)	Common	21%
Alternative Securities Markets Group	Preferred	0%
(7) (8)	Common	05%

(1) Mr. Barry Thornton is the Chairman of the Board and Chief Technology Officer of ManeGain, Inc.
(2) Address: ManeGain, Inc, 12400 Highway 71, Suite 350-256, Austin, Texas 78738
(3) Mr. Jeffrey Fry is the Chief Executive Officer & President of ManeGain, Inc.
(4) Address: ManeGain, Inc, 12400 Highway 71, Suite 350-256, Austin, Texas 78738
(5) Mr. Michael Schwartz is the Chief Operations Officers of ManeGain, Inc.
(6) Address: ManeGain, Inc, 12400 Highway 71, Suite 350-256, Austin, Texas 78738
(7) Alternative Securities Markets Group is an Advisor to ManeGain, Inc.
(8) Mailing Address is: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

ManeGain, Inc.
(Formerly: Austin Medical Technologies, Inc.)
12400 West Hwy 71, Suite 350-256
Austin, Texas 78738
Phone: (877) 573-4769
http://www.ManeGain.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no legal counsel or underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to ManeGain, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year. None.

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

PART II – OFFERING CIRCULAR

ManeGain, Inc.

(Formerly: "Austin Medical Technologies, Inc.")

Corporate:

ManeGain, Inc.

12400 West Highway 71, Suite 350-256

Austin, Texas 78738

http://www.ManeGane.com/

(512) 320-9290

Offering / Investors:

ManeGain, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

http://www.AlternativeSecuritiesMarket.com

(213) 407-4386

Best Efforts Offering of 1,000,000 Shares of Common Stock

Common Stock Shares having a market value of up to

$3,500,000

Offering Price per Common Stock Unit:

Units 1 – 300,000 = $2.00 USD / ($600,000 USD)

Units 300,001 – 600,000 = $3.00 USD / ($900,000 USD)

Units 600,001 – 1,000,000 = $5.00 USD / ($2,000,000 USD)

See: Details of the Offering

Maximum Offering: 1,000,000 Common Stock Units

Investing in the Company's Common Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 10**.

We are offering a maximum of 1,000,000 Common Stock Units (the "Securities"). **The proposed sale will begin upon receipt and qualification by the United States Securities and Exchange Commission**. The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

UNITS 1 – 300,000

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$2.00	$0.00	$2.00
Total Minimum	001	$2.00	$0.00	$2.00
Total Maximum	300,000	$600,000.00	$0.00	$600,000

UNITS 300,001 – 600,000

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$3.00	$0.00	$3.00
Total Minimum	001	$3.00	$0.00	$3.00
Total Maximum	300,000	$900,000.00	$0.00	$900,000

UNITS 600,001 – 1,000,000

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$5.00	$0.00	$5.00
Total Minimum	001	$5.00	$0.00	$5.00
Total Maximum	400,000	$1,500,000.00	$0.00	$1,500,000

1) We are offering a maximum of 1,000,000 Common Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 54 pages.

The date of this Offering Circular is June 1st, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Hair Growth, Hair Rejuvenation and Medical Technologies Industry Risks

Hair Growth, Hair Rejuvenation and Medical Technologies Industry investments are subject to varying degrees of risk. The yields available from equity investments in Hair Growth, Hair Rejuvenation and Medical Technologies Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Hair Growth and Hair Rejuvenation market conditions such as oversupply of related products or a reduction in demand for Hair Growth and Hair Rejuvenation products in the areas in which the Company's Products and Assets are located, competition from other Hair Growth and Hair Rejuvenation Companies, and the Company's ability to provide adequate Hair Growth and Hair Rejuvenation Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product production and the local market conditions.

Because Hair Growth, Hair Rejuvenation and Medical Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by, the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our distribution channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Hair Growth, Hair Rejuvenation and Medical Technology Industry;
- Our ability to continuously offer new and improved products;
- Our ability to maintain sufficient production capacity for our products;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Hair Growth, Hair Rejuvenation and Medical Technology Industry;
- The level of consumer acceptance of our products;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Our Products May Require Clinical Trials to Establish Benefit Claims and Their Efficiency

While the majority of the active ingredients in our current products have undergone independent third party clinical trials to establish benefit claims and efficacy, certain ingredients contained in our products and our future products may require clinical trials to establish our benefit claims or their safety and efficacy. Such trials can require a significant amount of resources and there is no assurance that such trials will be favorable to the claims we make for our products, or that cumulative authority established by such trials will be sufficient to support our claims. Moreover, both the findings and methodology of all clinical trials are subject to challenge by scientific bodies. If the findings of clinical trials are challenged or found to be insufficient to support our claims, additional trials may be required, or products may require re-formation, in order for us to continue to market current products or before future products can be marketed. Furthermore, there are limited studies, if any, on our product ingredients combined in our product formulations. Accordingly, there can be no assurance that our products even when used as directed will have the effects intended. In the event we are unable to substantiate benefit claims or efficacy, or in the event that historical clinical trials are refuted, market acceptance for our products may decrease or not develop, which would have a detrimental effect on our business.

We May be Unable to Protect our Intellectual Property Rights and May be Subject to Intellectual property Litigation and Infringement Claims by Third Parties.

We intend to protect our unpatented trade secrets and know-how through confidentiality or license agreements with third parties, employees and consultants, and by controlling access to and distribution of our proprietary information. However. This method may not afford complete protection particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States and unauthorized parties may copy or otherwise obtain and use our products, processes or technology and there can be no assurance that others will not independently develop similar know-how and trade secrets. If third parties take actions that affect our rights or the value of our intellectual property, similar proprietary rights or reputations or we are unable to protect our intellectual property from infringement or misappropriation, other companies may be able to use our proprietary know-how to offer competitive products at lower prices and we may not be able to effectively compete against these companies.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of multi-family residential and commercial building products and to sustain its profitability through a business strategy focused on increasing sales at existing supply centers, selectively expanding its supply center network, increasing sales through independent specialty distributor customers, developing innovative new products, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

We Rely on Third-Party Suppliers and Manufacturers to Provide Raw Materials for our Products and to Produce our Products, and we have Limited Control Over these Suppliers and Manufacturers and May Not be able to Obtain Quality Products on a Timely Basis or in Sufficient Quantity

Substantially all of our products will be manufactured by unaffiliated manufactures. We may not have any long-term contracts with our suppliers or manufacturing sources, and we expect to compete with other companies for raw materials, production and import capacity.

There can be no assurance that there will not be a significant disruption in the supply of raw materials from our intended sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality to an acceptable price, or at all. In addition, we cannot be certain that our unaffiliated manufacturers will be able to fill our orders in a timely manner.

If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional supplies of raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing or raw material sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays interrupt or increased costs in the supply of raw materials or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short and long-term.

In addition, there can be no assurance that our suppliers and manufacturers will continue to provide raw materials and to manufacture products that are consistent with our standards. We may receive shipments of product that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenues resulting from the inability to sell those products and related increased administrative and shipping costs. In addition, because we do not control our manufacturers, products that fail to meet our standards or other unauthorized products could end up in the marketplace without knowledge, which could harm our reputation in the marketplace.

Like Other Retailers, Distributors and Manufacturers of Hair Growth and Hair Rejuvenation Products, We face an Inherent Risk of Exposure to Product Liability Claims in the Event that the Use of the Products that We Sell Results in Injury

While management believes we are currently materially compliant with regulations covering products, we may be subjected to various product liability claims, including claims that the products we sell contain contaminants, are improperly labeled or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. In addition, we may be forced to defend lawsuits. While to date we have never been subject to any product liability claim, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. If our insurance protection is inadequate and our third-party vendors do not indemnify us, the successful assertion of product liability claims against us could result in potentially significant monetary damages. In addition, interactions of our products with other similar products, prescription medicines and over-the-counter drugs have not been fully explored.

We may also be exposed to claims relating to product advertising or product quality. People may purchase our products expecting certain physical results, unique to Hair Growth and/or Hair Rejuvenation products. If they do not perceive expected results to occur, certain individuals or groups of individuals may seek monetary retribution.

Our Business may be Adversely Affected by Unfavorable Publicity within the Hair Growth and Hair Rejuvenation Market

We believe that the Hair Growth and Hair Rejuvenation markets are significantly affected by national media attention. As with any retail provider, future scientific research or publicity may not be favorable to the industry or to any particular product, and may not be consistent with earlier favorable research or publicity. Because of our dependence on consumers' perceptions, adverse publicity associated with illness or other adverse effects resulting from the use of our products or any similar products distributed by other companies and future reports of research that are perceived as less favorable or that question earlier research, could have a material adverse effect on our business, financial condition and results of operations. We are highly dependent upon consumers' perceptions of the safety and quality of our products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that skin care or personal care products may be harmful or questioning their efficacy could have a material adverse effect on our business, financial condition and results of operations, regardless of whether such reports are scientifically supported or whether the claimed harmful effects would be present at the dosages recommended for such products.

Many of our Competitors have Substantially Greater Financial, Technical and Human Resources than We Do

Our competitors may succeed in formulating products that are more effective that those currently developed by us. Progress by other researchers in areas similar to those being explored by us may result in further competitive challenges. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products. They may also establish exclusive collaborative or licensing relationships with our competitors.

In addition, large pharmaceutical companies compete with others and with us in the Hair Growth and Hair Rejuvenation product industry. Increased competition from such companies could have a material adverse effect on us because such companies have greater financial and other resources available to them and possess manufacturing, distribution and marketing capabilities far greater than ours.

Development Stage Business

The Company was originally formed as "Austin Medical Technologies, Inc" in July of 2007. The Company changed its name to ManeGain, Inc in February of 2014. The Company is formed as a Texas Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that ManeGain, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $3,500,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Hair Growth, Hair Rejuvenation and Medical Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Hair Growth, Hair Rejuvenation and Medical Technology Company Industry Related Professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Hair Growth, Hair Rejuvenation and Medical Technology Industry may reduce the number of suitable prospective retail, wholesale or direct to consumer sales opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Barry Thornton, the Company's Chairman of the Board and Chief Technology Officer, Mr. Jeffrey Fry, the Company's Chief Executive Officer and President, and Mr. Michael Schwartz, the Company's Chief Operations Officer.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $1,000,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of June 1st, 2014 the Company's Managers owned approximately 62% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 62% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Hair Growth, Hair Rejuvenation and Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 1,000,000 Common Stock Units are being offered to the public at $2.00 per Common Stock Unit for Units 1 to 300,000; $3.00 per Common Stock Unit for Units 300,001 to 600,000; and $5.00 per Common Stock Unit for Units 600,001 to 1,000,000. A minimum of $1,000,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $3,500,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $1,000,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation), an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **ManeGain, Inc.**. and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $3,500,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$3,500,000**	**100%**	**$1,000,000**	**100%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$175,000**	**5%**	**$50,000**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ManeGain® Executive Summary

The Company –

It is important to note that for the past two and a half years ManeGain bootstrapped the company in order to determine if the technology worked, to identify the best target market (ideal customers), develop the most efficient go-to-market strategy, and formulate the most effective way to brand and market our service.

During that time, ManeGain has refined its business model and matured its operations. This includes perfecting its technology and manufacturing; establishing the efficacy of the HairGrower; pilot testing marketing programs to identify best go-to-market strategy; building a custom online scheduling, fulfillment and payment system; cultivating key industry relationships with salons; obtaining endorsements by celebrity hair stylists, and developing a client and industry following. In addition, ManeGain has assembled a veteran team of industry experts, built an inventory of HairGrowers for expansion, and retained a chemist 'Aromatarti' to finalize the required formulations for the retail wet goods line, including a hair growth stimulator, a shampoo/conditioner, a hair volumizer, and a full spectrum dietary supplements.

ManeGain's purpose is to regrow, restore, and rejuvenate hair as well as to prevent hair loss though all-natural, non-invasive products and services. The Company is all about restoring people's confidence in themselves. This aligns perfectly with the over 40% of men and women who are experiencing hair issues, and positions the company for significant growth in the next 3-5 years.

Over a this period, ManeGain has field-tested its HairGrower, a Laser, Light, and Pure Magnetic Pulse based medical device, through deployment in upscale salons in Austin, Houston, and San Antonio with excellent results and reviews. To see some of our video testimonials, please go to http://www.manegain.com/testimonials-2.

The Market –

Traditionally, laser based products are considered a medical procedure and offered exclusively through dermatologists (hair surgeons) as an add-on service. ManeGain is squarely focused on leveraging the Beauty and Vanity aspect of healthy hair. This market is rapidly expanding through growth in both the active and healthy aging population, as well as the more competitive and stressed image conscious middle-aged and youthful consumers. According to the International Society of Hair Restoration Surgery[1], it is estimated that over 40% of people are now suffering from hair issues at some level, and one's hair is the first thing others see and evaluate us on. In addition, these same trends are becoming increasingly important factors in all foreign markets. Delivery into the high end hair styling and medical spa segements is where ManeGain can make a quick and substantial impact in sales and branding recognition.


Age 35
Age 60
Age 80
Age 85
40 %
65 %
70 %
80 %

Hair Loss Statistics	Data
Number of U.S. men experiencing hair loss	35 Million
Number of U.S. women experiencing hair loss	21 Million
Percent of men who will have noticeable hair loss by age 35	40 %
Percent of men who will have noticeable hair loss by age 60	65 %
Percent of men who will have noticeable hair loss by age 80	70 %
Percent of women who will have noticeable hair loss by age 60	80 %

Figure 1: Percent of Population Experiencing Hair Loss

Presently, over $2 billion is spent on hair restoration surgery annually; with an additional $1.5 billion spend on drugs and supplements to combat hair loss. But this pales in comparison to the $20 billion spent annually (mostly by women) on hair care products, mostly to treat weak, aging, thinning or aging hair, or to add luster, fullness and body to existing hair.

[1] Survey conducted by Relevant Research, Inc. in 7.23.2013

ManeGain® Executive Summary

Products and Services –

ManeGain's Hairgrower technology combines low level red lasers, 4 different energy levels of narrowband light, and a pure pulsed magnetic field to reduce and reverse the effects of Androgenic Alopecia (AA), the most common cause of hair loss. In addition, this same technology, as we have found, delays and prevents hair loss, increases hair density, strengthens weak hair, increases keratin production, thickens hair, improves hair body and texture, maximizes volume and lift, restores moisture and shine, and nourishes the hair follicle.

Essentially, the deposition of this "light energy" into the scalp makes it believe that it is 10 to 25 years younger, and your hair responds accordingly. This therapy results in more, stronger, luxurious, thicker, healthier hair.

ManeGain has further developed the process of hair volumizing with the addition of laser activated hair products that produce immediate results and will become part of the salon's hair styling session sold to their customer base. The sale and experience are completed with take-home hair products to maintain salon hair until the next session.

The Revenue Model –

ManeGain has two revenue steams. Our main one will be a revenue sharing program involving the use of the HairGrower service in high end salons. The second will be the traditional sales of the associated wet goods through the salon and beauty supply houses to their retail customers, as well as direct to the consumer.

Competition –

ManeGain competes generally within the existing hair restoration marketplace estimated at $2 billion worldwide in 2012. In addition, the non-prescription/ non-surgical solutions are estimated at $1.5 billion for the latest year figures are available. This category represents a highly fragmented marketplace characterized by a few companies with small market shares and with marketing and distributing via multiple channels (retail, TV and radio advertising-driven direct, and multi-level marketing, among others). Although there is no category leader, there are a number of known direct to consumer marketers including Avacor, Provillus, etc.

Competitive Advantages –

While focusing on high end salons, ManeGain enjoys several key, sustainable competitive advantages:

First Mover Advantage: ManeGain brings three 'firsts' to the market:

i. **ManeGain brings the service of regrowing hair to the salon. Until now, salons have been limited to hair 'repair' (cutting, coloring, styling, etc.), but with ManeGain, salon clients can grow new hair at a price point 50% less than that charged by the medical community.**
ii. **ManeGain provides its breakthrough therapy of rejuvenating the entire hair strand from follicle to tip as an entirely new service and delivered through the salon.**
iii. **A complete solution set for the one thing Stylists could not provide, the rebuilding of the hair from the bottom of the follicle from the root up.**

Superior Customer Contact Positioning: ManeGain's service offering puts a $55,000 medical device in the place where most hair related activities occur, in a salon. Marketing to the customer in the chair in real time with trusted real people is the most powerful and expeditious way to make a sale.
Experienced Management: ManeGain's management team has vast and unique knowledge and expertise in the retail and salon-based business as well as detail understanding as to the science and engineering involved in the technology of Hair. The Company will leverage this experience to pursue new product and market opportunities (including new channels), increase profit margins, and improve customer service and client satisfaction.

Market Strategy –

This is really the defining part of the ManeGain Success Story. The execution of this strategy is essential to our becoming profitable in the first year, and eventually becoming a household name associated with hair growth, strength, health and beauty.

We have learned over the past 3 years a great number of things that do work, and more importantly, what things do not work in this market. Our original strategy was to saturate a city with 6 to 10 salons using a ManeGain Hairgrower and hire an area manager to come into the salon to make a sale. This actually was counterproductive as the sale needs to be make "in salon" at the point of contact. As such, we have determined the best strategy going forward is to have a dedicated, well trained team in each salon, usually the #1 and #2 stylists in the salon, to be ManeGain representatives and directly share in the commissions earned by the salon.

This new "hands on" strategy will allow us to simultaneously "leap frog" in multiple cities; spreading the brand name faster. This strategy involves a coordination of selecting High End Salons, development of the ManeGain University for training, cultivation of a network of "Celebrity Stylists," "In Salon" Training and Promotion, a per salon targeted advertising campaign, and of course hiring of people to manage each salon's rollout schedule and performance. An brief explanation of each aspect of this strategy follows:

Selection of High End Salons (Leap Frog)

This is probably the MOST important part of our Market Strategy. We are expecting salons to generate between $200,000 and $300,000 in their first 12 months of a Hairgrower deployment, and the ONLY salons capable of doing this have to be in the higher end of the hair industry spectrum. Remember, we are more focused on beauty and style, and while our regrowth and restoration component of the ManeGain Therapy is critical, it will be the single sessions and 10 packs that thicken, strengthen, and rejuvenate the hair where we make most of our money. To help facilitate this, we have hired Lala Elliot, a salon industry veteran to run the Salon Roll out program as she knows 20 of the top 100 salon owners (mostly in LA, NYC, Texas, and Miami) and can get a ManeGain unit rapidly into these salons. As a sidebar, these negotiations will be much easier to do since we are doing a revenue share program and essentially asking little upfront form a salon owner other than sending two individuals for training.

Development of the ManeGain University

At the same time we are getting salons to sign up to do a placement of our machine, each salon will need to agree to send two of their top stylists (preferably one female and one male) to our 2.5 day training in Austin, TX. This course will go over all aspects of the ManeGain Hairgrower, the back office procedures, and how to effectively sale and recommend the various ManeGain Therapies. As we are expecting to add between 2 to 10 salons per month, this will be a continuous activity.

In Salon Training and Promotions

In addition to training the two dedicated in salon stylists to be the "go to" people concerning ManeGain, there will also need to have a few in salon training and demo days in addition to the ManeGain University training to get the other stylists familiar with the benefits, use, and efficacy of the Hairgrower. We also encourage every stylist in the salon to use the Hairgrower for at least 10 sessions to see how it affects their hair. We estimate that at least 4 training sessions and 3 to 4 demo "question and answer" days are going to be necessary to "prime the pump" in a salon and get "mind share" with all the stylists. We also found that doing 1 to 2 in salon events, like a wine and cheese or meet and great, where salon customers can ask questions about the product, its inventor, and sample the therapy are extremely effective in generating interest and sales.

Targeted Advertising (Print, Direct Mail, TV, Radio)

Another way to prime the pump is to do a very targeted advertisement campaign that involves direct email to salon customers, direct mail to area stylists, print ads in high end fashion magazines, and a short run commercial on fashion and beauty centric programs. In addition, short run spots on specialized fashion oriented cable TV and Radio shows will be implemented.

Cultivation of Celebrity Stylists

While not an immediate need, the development of a network of celebrity stylists who will promote and use the ManeGain Therapy is going to be a very intricate part of our upscale marketing program. We already have one such stylist, Giacomo Forbes, in our stable. He has cut hair from a variety of film, TV and entertainment celebrities and is an avid supporter of ManeGain.

Management of a Salon Roll Out Schedule



Figure 2: Roll Out Schedule

Taken together, there are many moving parts to getting a salon up to speed with this product. We have spent the last two and a half years formulating and perfecting this rollout schedule (*see Figure 2*) from trial and error. It is the expectation that each salon we bring on board will be able to execute to this schedule and we will have a dedicated ManeGain employee making sure that this schedule is adhered to, and if not, we will remove the Hairgrower from the salon.

Previous Financial Performance -

Attached is a very simple Income Statement for years 2010, 2011, and 2012 (*see Table 1 below*). Though we had placed machines in 12 different locations, at most there were only 7 locations active at any one time and only 2 actually selling anything. Bella Salon (70%) and Amar (15%) were the two locations for most of all sales. Bella did just over $50,000 in 12 months, were Amar was only active for 3 months. This was another important lesson we learned that only certain "types" of high end salons can support this service. That is why we would hire Lauren Elliot, as she has connections with some of the highest end salons in NY, LA, DFW, and Houston, to lead the launch of the new ManeGain.

	PROFIT AND LOSS		
	2,010	2,011	2,012
Revenue			
Services	0	31,750	27,695
Total Revenue (Sales)	0	31,750	27,695
Cost of Sales			
Salon Startup	641	13,910	700
Salon Commission	0	4,329	3,463
Sedan Rico	0	0	2,200
T & E	1,159	165	1,536
Total Cost of Sales	1,800	18,404	7,899
Cost of Goods Sold			
MG Units	87,966	11,916	7,850
Labor	21,500	8,624	0
Total COGS	109,466	20,540	7,850
Gross Profit	-111,266	-7,194	11,946
Expenses			
Salary & payroll	0	0	0
Utilities & Storage	5,349	1,503	3,122
Service & Misc	7,190	4,970	1,875
Insurance	2,150	4,149	1,321
Accounting & Legal	2,461	0	0
Advertising	6,588	7,175	1,100
Tooling & Pro Services	27,050	2,500	3,904
Website	1,677	10,832	2,880
Debt - trade & Comp	0	1,000	500
Expense Total	52,465	32,129	14,702
Net Profit	-163,731	-39,323	-2,756

Table 1: ManeGain Financials 2010 - 2012

As we bootstrapped this company, our funds were used mostly to "develop" and test the technology and do field trials and formulate the best "go-to" market strategy. As you can see, in 2012 (which we only operated 3 months before running out of funds and ending our field trials) we were starting to see an uptick in revenues and a strong movement towards profits.

Use of Investor Funds -

A detailed table of Use of Funds is given at the end of this document (see *USE OF INVESTOR FUNDS SPEND TABLE*). The table only shows the first 4 quarters of use funds because we believe between month 9 and 11 we should start to go cash flow positive. Our expenditures have been divided into three buckets: Cost of Sales (which is the start up cost associated with the launch for the first 60 salons); Cost of Goods Sold (which is the costs associated with building 48 more machines and for development of our wet product line to tie in with it); and Expenses (which is the day to day operating expenses and overhead running the company).

In looking at the Use of Investor funds, we also account for profits that we will start to accumulate. So out of the $3 million, we expect to use only $2.63 million, with a 11.5% buffer. Of course, this buffer might be greater if we do not have to spend the budgeted money on the FDA 510k (see *Expenses – FDA Approval* on page 7).

This then begs the question (and answer) as to why we need $3 million? First, half of the estimated costs are operational costs, so in engaging one (1) salon or sixty (60), we are going to be spending the money on support and overhead and sunk costs.

The other half is dependent on the number of salons deploying the ManeGain Hairgrower. Out of this half, about 50% is variable (dependent on the number of salons). The other 50% (25% of total costs) are ongoing costs of operations. The one exception is the possible costs associated with getting FDA approval for the device (see *Expenses – FDA Approval* on page 7). A more detailed explanation of the per-salon start up costs is given in the Explanation of Cost of Sales section following.

So, out of the $3 million approximately 75% will be spent on getting ManeGain into position to support 100 to 200 salons, and get to $1 million in profits in 12 months. It is a step function. Getting less than $3 million will starve this opportunity and kill a potentially lucrative rollout. Yes, it takes money to make money.

Expenses – FDA Approval

We cannot give specifics about the FDA 510k process other than the filing fee is still under $5k but subject to change, and the FDA is works very hard to get the applications done in 135 days. The FDA has been encouraged by the Congress and the IRS to qualify more 'medical devices' as they are now covered by a special tax in the new Healthcare Law.

When we do the 510k filling, the FDA will determine what they want in the way of studies, the number of studies needed to be conducted, documentation, science, trials and data collection. This may require one or more studies that could cost from $10k to $70k each along with the support of consultation by companies specializing in the FDA interfacing (typically ex-FDA experts in the process). We estimated the worst case would be $250k and we have accounted for that amount.

It is our belief that the FDA rule of 'substantive equivalence' will prevail and that other studies, data, and research from previous applications (such as I-Grow and HairMax) can be incorporated into ours as part of the public record. This would considerably reduce the amount of new science we will have to show the FDA and could keep the whole cost to under $50K.

Explanation of Cost of Sales

So, based on our history, how do we think we can ever hope to generate $100K to $175K in profits per year per salon? As stated earlier, it will be done with Marketing and Execution.

First, we KNOW there is a demand for this non-invasive regrowth, restorative, and rejuvenative service. People want thicker, stronger, fuller, younger hair and will pay for it. We also know that salon's have little resistance in wanting to try a Free to Low cost "experiment" to gain another source of revenues with no products to stock or buy.

Next, we KNOW that certain salons could support a run-rate of $150K to $250K if we promote and train the staff correctly, and we have been working with Bella (Josh Martin), Giacomo Forbes, and Ms. Elliot to determine what needs to be done to train the ManeGain experts and motivate a salon's staff to offer the ManeGain Service.

Also, we KNOW that ManeGain will have to "prime the pump" in each market that we launch our service. Unfortunately, there is a sunk cost of between $20,000 and $25,000 per salon before we know that it can generate $10,000 to $20,000 per month in revenues. The good news is that once the "sunk cost" phase of approximately $65,000 per salon over a 9 month period in promotional items is completed, the cost of support drops to less than $1,000 per month (not including commissions). *(See Figure 3 below)*


Salon Revenue Model
12 Months - 1 Salon
Acc Cash
Revenues
Costs
Net Cash
$30
$20
$10
$-
$(10)
$(20)
$(30)
Thousands
MONTHS
0

Figure 3: Rollout out Cost and Revenues per Salon (1 Year)

Based on executing our marketing and awareness plan, we can determine within 3 months of installation if a salon will be able to produce revenue numbers that will lead to a $120K first year ramp and whether to keep or pull a location "prior" to expending the bulk of the promotional money. The four "big" expenses in the first 3 months are training the ManeGain Specialists, an in-salon party, direct mailer and two to four, 2-month print ads in high end local fashion magazines. This 3 month burn totals just under $25,000.

So why is it important to know about sunk cost? Because after the first 12 months of operations, our direct expenses to support a salon drop to under $1,000 per month; at which time a salon should be generating between $12,000 and $17,500 per month in revenues or $7,200 to $10,000 per month in free cash flows to ManeGain. Multiplying that number by 100 salons, and you can see why we feel why we are so confident in this endeavor. Remember, nothing to build, no inventory, this is in every way like an internet company, but with a real estate footprint.

In the US alone, we can have over 400 locations each generating $125,000 per year in free cash flow within 3 years, which equates to $50 million in PROFITS, and with a company that has no more than 20 employees. And yes, this concept can go international as well.

Investor Share and Valuation -

We are offering 25% of the company (post investment) based on a $9MM pre/ $12MM post valuation. We need to look into the near future of sales. Since we were essentially bootstrapping the company and trying to see the viability of the product before a full nationwide rollout, the company essentially did not make any profits, though we did generate revenues. With $3 million, we estimate to make between $1MM and $3.5MM in profits in the first year and grow that to $20MM to $45MM to year 3. The most effective way to determine a valuation is to use the present value of money with a discount rate of 3.75% We have used two growth rates (20% and 15%) and put worst case and best case side by side. So, at $1MM in profits in year 1, our valuations is between $15MM and $20MM worst case and $55.5MM to $70MM best case (*see Figure 4 below*).

1st Year Profit (Worst) $1,000,000 Growth 20%
1st Year Profit (Best) $3,500,000 Discount Rate 3.75%

	Worst Case		Best Case	
	Profit in Year	Present Value	Profit in Year	Present Value
End of 1st year	$1,000,000	$962,500	$3,500,000	[illegible]
End of 2nd year	$1,200,000	[illegible]	$4,200,000	[illegible]
End of 3rd Year	$1,440,000	[illegible]	$5,040,000	[illegible]
End of 4th Year	$1,728,000	[illegible]	$6,048,000	[illegible]
End of 5th Year	$2,073,600	[illegible]	$7,257,600	[illegible]
End of 6th Year	$2,488,320	[illegible]	$8,709,120	[illegible]
End of 7th Year	$2,985,984	[illegible]	$10,450,944	[illegible]
End of 8th Year	$3,583,181	[illegible]	$12,541,133	[illegible]
End of 9th Year	$4,299,817	[illegible]	$15,049,359	[illegible]
End of 10th Year	$5,159,780	[illegible]	$18,059,231	[illegible]
Total Present Value		[illegible]		[illegible]

1st Year Profit (Worst) $1,000,000 Growth 15%
1st Year Profit (Best) $3,500,000 Discount Rate 3.75%

	Worst Case		Best Case	
	Profit in Year	Present Value	Profit in Year	Present Value
End of 1st year	$1,000,000	$962,500	$3,500,000	[illegible]
End of 2nd year	$1,150,000	[illegible]	$4,025,000	[illegible]
End of 3rd Year	[illegible]	[illegible]	[illegible]	[illegible]
End of 4th Year	[illegible]	[illegible]	[illegible]	[illegible]
End of 5th Year	[illegible]	[illegible]	[illegible]	[illegible]
End of 6th Year	[illegible]	[illegible]	[illegible]	[illegible]
End of 7th Year	[illegible]	[illegible]	[illegible]	[illegible]
End of 8th Year	[illegible]	[illegible]	[illegible]	[illegible]
End of 9th Year	[illegible]	[illegible]	[illegible]	[illegible]
End of 10th Year	[illegible]	[illegible]	[illegible]	[illegible]
Total Present Value		[illegible]		[illegible]

Figure 4: Valuation Tables for $1MM in Profits with 20% & 15% Growth Rates

While valuation is a valuable tool, percent ownership is really what is important. For $3MM, we are offering a non-dilutable 25% ownership of the company post investment, and this percentage will not be watered down because we are NOT going to need additional funds. In addition, by year 3 we are forecasting to make between $20MM and $45MM in profits. Again, using the same discount and 20% the valuation of the company, ManeGain will be valued at between $400MM and $900MM (*see Figure 5, page 10*). So, with a $3MM investment within 3 years can see a return of between $100MM and $225MM as at that time we would want to be acquired or sold in some fashion. Even if we miss our profit figures by 75%, the value of the company will be $100MM, so there is still an 8X return on the investor's money.

ManeGain® Executive Summary

3rd Year Profit (Worst)	$20,000,000	Growth	20%
3rd Year Profit (Best)	$45,000,000	Discount Rate	3.75%

	Worst Case		Best Case	
	Profit in Year	Present Value	Profit in Year	Present Value
End of 3rd Year	$20,000,000	$19,250,000	$45,000,000	$43,312,500
End of 4th Year	$24,000,000	$22,233,750	$54,000,000	$50,025,938
End of 5th Year	$28,800,000	$25,679,981	$64,800,000	$57,779,958
End of 6th Year	$34,560,000	$29,660,378	$77,760,000	$66,735,851
End of 7th Year	$41,472,000	$34,257,737	$93,312,000	$77,079,908
End of 8th Year	$49,766,400	$39,567,686	$111,974,400	$89,027,294
End of 9th Year	$59,719,680	$45,700,678	$134,369,280	$102,826,525
End of 10th Year	$71,663,616	$52,784,283	$161,243,136	$118,764,636
End of 11th Year	$85,996,339	$60,965,846	$193,491,763	$137,173,154
End of 12th Year	$103,195,607	$70,415,553	$232,190,116	$158,434,993
Total Present Value		$400,515,892		$901,160,757

Figure 5: ManeGain Valuation after 3 years of operations and reaching $20MM to $45MM in Profits

USE OF INVESTOR FUNDS SPEND TABLE

	Q1	Q2	Q3	Q4	Year 1
Cost of Sales					
Salon Startup	$ 24,150	$ 112,150	$ 131,000	$ 28,200	$ 295,500
Salon Commission	2,280	31,200	52,580	18,920	104,980
Training	30,042	33,042	58,875	3,333	125,292
Marketing / Web Site	10,000	6,000	6,000	6,000	28,000
Talent & Guides	10,000	20,000	35,000	30,000	95,000
Promotion	750	4,750	16,500	33,000	55,000
Sales Staff	22,688	38,063	-	37,063	97,813
T & E	900	17,100	22,500	26,500	67,000
Total Cost of Sales	$ 100,809	$ 262,304	$ 322,455	$ 183,016	$ 868,584
Cost of Goods Sold					
MG Units	$ 20,000	$ 27,500	$ 53,000	$ 61,000	$ 161,500
Wet Goods	-	16,650	26,300	118,500	161,450
Labor	31,250	34,375	34,375	34,375	134,375
Total COGS	$ 51,250	$ 78,525	$ 113,675	$ 213,875	$ 457,325
Total of COS &COGS	$ 152,059	$ 340,829	$ 436,130	$ 396,891	$ 1,325,909
Expenses					
Salary	$ 150,563	$ 156,563	$ 56,563	$ 62,863	$ 426,550
Payroll	58,241	87,375	47,695	61,080	254,391
Utilities	11,500	12,000	12,000	12,000	47,500
Office Rental	15,000	15,000	15,000	22,500	67,500
Insurance	4,000	1,500	1,500	1,500	8,500
Accounting & Legal	19,000	10,500	3,000	3,000	35,500
Furniture & Equipment	56,200	1,500	1,500	1,500	60,700
Advertising	37,225	6,000	18,000	30,413	91,638
Tooling & Pro Services	15,000	-	-	-	15,000
Debt - trade & Comp	72,500	-	-	-	72,500
FDA	100,000	120,000	22,000	6,000	248,000
Expense Total	$ 539,228	$ 410,438	$ 177,258	$ 200,856	$ 1,327,779
Total Funds Used	$ 691,288	$ 751,267	$ 613,388	$ 597,746	$ 2,653,688

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $3,500,000

Company Structure

- Private early stage Hair Growth, Hair Rejuvenation and Medical Technology Company.
- Texas Stock Corporation (Formed July of 2007).
- TEN MILLION Shares of Common Stock Authorized, ZERO Shares of Preferred Stock Authorized
- THREE MILLION SEVEN HUNDRED FIFTY Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding.

Minimum Equity Commitment

- One Hundred Common Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 1,000,000 Common Stock Units at a price of $2.00 per Common Stock Unit for Units 1 – 300,000; $3.00 per Common Stock Unit for Units 300,001 to 600,000; and $5.00 per Common Stock Unit for Units 600,001 to 1,000,000, with all Units having a par value $0.001.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Hair Growth, Hair Rejuvenation and Medical Technology Business Operations. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. The Company has established an Investment Account with TD Bank. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Common Stock Units

Upon the sale of the maximum number of Common Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common stock will be held as follows:

o Company Founders & Current Shareholders	80%
o New Shareholders	20%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company has not issued any Convertible Securities.

M. Stock Option Plan

The Board has adopted the grant of ordinary shares of ManeGain, Inc. Common Stock under the Employee Stock Option Plan for a period of three years ending March 30, 2017.

Summary of the ESOP

The ESOP is intended to assist in the recruitment, reward, retention and motivation of eligible directors, executive officers and employees of the Company and its associated companies. All executive and non-executive directors of ManeGain, Inc. of any company related to the body corporate of ManeGain, Inc. and of any company over which ManeGain, Inc. holds more than 20% of the voting power are potentially eligible persons under the ESOP, to the extent permitted by the listing rules of the SEC. All executive officers and full-time and part-time employees of ManeGain, of any company related to the body corporate of ManeGain, Inc. and of any company over which ManeGain holds more than 20% of the voting power are also potentially eligible persons under the ESOP. Presently, only four executive officers, are eligible to participate in the ESOP as of March 4th, 2014, but this number may change as the company hires employees.

The ESOP is permitted to be managed and administered by the Board or a committee established by the Board for that purpose. Whether a potentially eligible person actually receives an award under the ESOP is left to the discretion of the Board. The Board makes awards under the ESOP only after consideration of the eligible person's position with and services to the Company and its associated companies, the eligible person's record of employment or service with the Company and its associated companies, the eligible person's potential contribution to the Company and its associated companies and any other matters that tend to indicate the eligible person's merit.

Options' issued under the ESOP have exercise conditions (if any), vesting periods (if any), exercise periods and exercise prices set by the Board in its discretion on an individual award basis. However, options issued under the ESOP may not have an exercise price of less than $2.00 per share. Because awards under the ESOP will be within the discretion of the Board, it is not possible to predict at this time to whom future awards will be granted under the ESOP, or the number of shares underlying any award.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering has no date to terminate.

II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in ManeGain, Inc.

The Company

ManeGain, Inc. is a Texas Stock Corporation.

Investment Objectives

The Company's objectives are to:

(i) Growth of the Company through Wholesalers, Retail Placement with additional direct to Consumer Relationships

(ii) Maintain a total internal rate of returns of 20%+ per annum.

Company Managers

Biographies of all Managers can be found starting on Page 34 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of One Hundred Common Stock Units.

The Offering

The Company is seeking capital commitments of $3,500,000 from Investors. The securities being offered hereby consists of up to 1,000,000 Common Stock Units of the Company, priced at $2.00 per Common Stock Unit for Units 1 to 300,000; $3.00 per Common Stock Unit for Units 300,001 to 600,000; and $5.00 per Common Stock Unit for Units 600,001 to 1,000,000, subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Investment Period

The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Company

There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).

Reinvestment

There may be chances for reinvestment.

Key Event

The following will constitute a Key Event:

- Bankruptcy of the Managing Member
- Death or disability to the senior member(s) of ManeGain, Inc.
- Other agreed upon events

Distributions

The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors

The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 12400 Highway 71, Suite 350-256, Austin, Texas 78738. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Barry Thornton	Chairman of the Board & Chief Technology Officer

Mr. Thornton is a businessman and inventor with over fifty years of working experience in low and high technology market sectors, and has 30 patents in physics, computers, and consumer products. He has completed five start-ups, the largest being "*ClearCube Technology*" in Austin, Texas. Mr. Thornton has been active in the Austin Entrepreneurial market for many years, as a mentor and teacher to young entrepreneurs in the local business community.

Mr. Thornton is noted for his evangelical (non-ecclesiastic) personal drive and motivation of the sales process, technology's use, and self performance. He is an avid storyteller focusing on developing relationships between people and technology by explaining the complex in simple terms and images. His interest is in the individual and their relationship to the world around them.

He is also noted for his ability to take large amounts of data and codify it from both a human and scientific perspective to see both how we got to now, and the effects of that on the long-term unfolding realities. He is a visionary and pitch-man of that vision. He is a product of the 1960s University of California education system with an appreciation of all that is human and the value of the individual in and to the process of ultimately profitable transactions. As a physicist and social anthropologist, Mr. Thornton has a unique perspective on how technology can be applied to make people's lives better and at the same time understanding the motivations behind people in the adoption of technology in their personal life.

Mr. Jeffrey Fry ***Chief Executive Officer & President***

Mr. Fry has over thirty (30) years of work experience beginning in the high tech industry, and over the last 10 years, helping over two dozen startups initiate, develop, and market their products and services. Mr. Fry is a huge advocate of personal empowerment, and during these past 10 years, has helped numerous individuals achieve their dreams of success both personally and financially.

Over his career, Mr. Fry has implemented many successful business development programs while at Texas Instruments, Fairchild, Harris, and Philips. These programs significantly increased short and long-term revenue growth and profits. During this period, it is estimated that he has generated over $4.5 billion in sales and saved over $1 billion in costs for his employers. Mr. Fry also co-founded COAX Corporation (a broadband communications firm), founded Carmin Octon Corporation (retail and importer) and Echotouch (electronic interactive billboard) founded Videodisgo (automated DVD rentals), co-founded MYTURF Wireless, as well as baqpak.com, and is presently helping Help Find Care with their rollout and implementation strategy.

Mr. Fry presently runs Profit Prophet, a consulting practice aimed at helping startups move from concept to revenues and profits; and manages SEDA RICO, an investment entity. Mr. Fry received his BS in Electrical Engineering from Lafayette College, and attended St. Edwards University as part of his Master's of Business Administration studies.

Mr. Michael Schwartz ***Chief Operations Officer***

Mr. Schwartz has a 23-year career in business operations spanning numerous industries including international trade, distribution, logistics, online retail, technology, waste management and construction. Michael started his professional life marketing industrial procurement services within Latin America. In 1992 Mr. Schwartz founded Sentinel Resources Corp. to market industrial hardware to the petrochemical industry, and later founded Sims International, a full service freight forwarder. He then founded Craico & Associates, Inc., a strategic procurement firm serving Australasia until it was acquired in 1999. In 2000, Mr. Schwartz served as VP of Operations for TVPC Networks, an early pioneer of software and hardware products focused around entertainment computing for the consumer market. Additionally, Mr. Schwartz has consulted overseas web retailers on U.S. supply chain management, procurement, fulfillment, logistics and service provider qualification.

After navigating a personal financial crises resulting from the high tech market collapse, Mr. Schwartz founded two waste management companies that were purchased in 2004 by IESI-BFC, Ltd (NYSE: BIN). Mr. Schwartz then realized a childhood dream and started Seville Homes to build vacation residencies in the Gulf Coast area, which also provided the opportunity to hone his boating and fishing skills. After taking a sabbatical in 2007 to explore and travel in Central America, and research investment opportunities, Mr. Schwartz moved to Melbourne, Australia to consult a large industrial importer. In May of 2010, he jumped at the opportunity to help found ManeGain and improve people's lives. Michael currently resides in Georgetown, Texas, and holds a BA in Business Administration from Southwestern University in Georgetown, Texas.

Ms. Lauren Elliot ***Executive Vice President of Salon Development***

Ms. Elliot has 25 years of experience in the beauty industry includes her start with Sebastian International to her current position as Talent Director with Wilhelmina Development. Lauren has worked as a fashion model, stylist, make-up artist, talent agent and agency owner. Additionally, Lauren has facilitated the launch of several beauty and fashion related companies, including her recent work with the Worldwide Maniac Foundation, a humanitarian alliance merging the fashion and entertainment industries. Lauren's journey has influenced her vision to create innovative skin care and cosmetic products that deliver genuine results, convenience and value for men and women globally.

As a fashion industry veteran with over 25 years experience, Ms. Elliott has had extensive dealings with some of the most renowned stylists in the country. This was first developed working as a model since the age of 12, Lauren has found success in many different aspects of the entertainment business. Beginning as a fashion model and booking runway jobs for clients such as; Saks, Macy's, Calvin Klein, DKNY, and Oscar de la Renta has brought Ms. Elliott in contact and working with some of the best makeup and hair artists in the world. Ms. Elliott's experience includes developing national campaigns for Coors and EAS, organizing catalogue shoots for Spiegel and J. Crew as talent and working behind the scenes as a make-up artist, wardrobe stylists, casting director (Truman Show) and agent. After studying communications and marketing at the University of Texas, Ms. Elliott started up a couple of her own businesses including a modeling agency in Los Angeles (GLO Models and Talent), and a full service travel business (Lala Trips) which focused on all-inclusive vacations.

Mr. Steven J. Muehler ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees*. All Members of ManeGain, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of ManeGain, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. None

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 9. EXECUTIVE COMPENSATION.

In June of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of ManeGain, Inc. will be entitled to receive an annual salary of:

Mr. Barry Thornton, Chairman of the Board & Chief Technology Officer	$150,000
Mr. Jeffrey Fry, Chief Executive Officer & President	$150,000
Mr. Michael Schwartz, Chief Operations Officer	$150,000
Mr. Lauren Elliot	$80,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Mr. Barry Thornton	Direct	Preferred Shares (0%) Common Shares (21.0%)
Mr. Jeffrey Fry	Direct	Preferred Shares (0%) Common Shares (21.0%)
Mr. Michael Schwartz	Direct	Preferred Shares (0%) Common Shares (21%)
Employee Stock Option Plan	Direct	Preferred Shares (0%) Common Shares (9.77%)
Alternative Securities Markets Group	Direct	Preferred Shares (0%) Common Shares (5%)

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are Mr. Barry Thornton, the Company's Chairman of the Board & Chief Technology Officer, Mr. Jeffrey Fry, the Company's Chief Executive Officer & President and Mr. Michael Schwartz, the Company's Chief Operations Officer, together own the majority of the issued and outstanding controlling Stock Units of ManeGain, Inc., Consequently, these shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Barry Thornton, Mr. Jeffrey Fry & Mr. Michael Schwartz will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

Common Stock Units

A maximum of ONE MILLION Common Stock Units are being offered to the public at $2.00 per Common Stock Unit for Units 1 to 300,000; $3.00 per Common Stock Unit for Units 300,001 to 600,000; and $5.00 per Common Stock Unit for Units 600,001 to 1,000,000. A Minimum of $1,000,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $3,500,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $1,000,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 10,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of June 1st, 2014 – 3,750,000 shares of Common Stock were issued and outstanding. Upon the completion of this Offering, 5,000,000 shares of Common Stock will be issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.* None

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of June 1st, 2014, there were 3,750,000 shares of our Common Stock outstanding, which were held of record by approximately 5 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of June 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Texas. Texas General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Texas General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Texas General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

FINANCIAL STATEMENTS SECTION:

Current Company Balance Sheet	**42**
Current Company Cash Flow Statement	**43**
Current Company Profit & Loss Statement	**44**
2013 Company Balance Sheet	**45**
2013 Company Statement of Cash Flows	**46**
2013 Profit & Loss Statement	**47**
2012 Balance Sheet	**48**
2012 Statement of Cash Flow	**49**
2012 Profit & Loss Statement	**50**
Notes to Financial Statements	**51**
Public Reporting Requirements	**53**

ManeGain Inc.
(Formerly Austin Medical Technologies Inc.)
BALANCE SHEET
January 1, 2014 – March 31, 2014

I. ASSETS		
Current Assets		
Cash		$ 400
Accounts Receivable		$ -
Inventory		$ 300,000
Short term investments		$ -
	Total Current Assets	$ 335,400
Other Current Assets-		
Production Equipment		$ 35,000
	Total Other Assets	$ 35,000
	II. TOTAL ASSETS	**$ 335,400**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses		$ 25,000
Long-term loans		$ 390,000
Credit cards		$ 10,000
Total Owner's Equity		$ (89,600)
	TOTAL LIABILITIES	$ 335,400

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

STATEMENT OF CASH FLOWS

January 1, 2014 – March 31, 2014

I. CASH FORM OPERATING ACTIVITES:

Net Loss	$	(365)
Adjustments to reconcile net loss to net cash Provided by operating activities	$	-
Changes in assets and liabilities	$	-
Accounts payable and accrued expenses	$	(2,000)
Net cash provided by operating activities	**$**	**(2,365)**
Cash flows from investing activities:	$	-
Net Cash used in investing activities	$	-
Cash flows from financing activities:		
Contributions from members	$	-
Loans from Members	$	365
Loan repayment to members	$	-
Net cash provided by financing activities	$	365
NET INCREASE IN CASH	$	0
Cash March 31, 2014	$	0

Net Profit (Loss) $ (365)

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

PROFIT AND LOSS

January 1, 2014 – March 31, 2014

I. INCOME

Sales		$	-
Returns		$	-
	Total Income	**$**	**-**

II. EXPENSES

Banking fees		$	-
Market Promotion		$	-
Office Supplies		$	80
Phones		$	-
Postage		$	-
Utilities		$	-
Rents		$	285
Tax and License		$	-
Advertising		$	-
	Total Expenses	**$**	**365**
	Net Profit (Loss)	**$**	**(365)**

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

BALANCE SHEET

January 1, 2013 – December 31, 2013

I. ASSETS			
Current Assets			
Cash		$ 400	
Accounts Receivable		$ -	
Inventory		$ 300,000	
Short term investments		$ -	
	Total Current Assets	$ 335,400	
Other Current Assets-			
Production Equipment		$ 35,000	
	Total Other Assets	$ 35,000	
	II. TOTAL ASSETS		**$ 335,400**
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts payable and accrued expenses		$ 25,000	
Long-term loans		$ 390,000	
Credit cards		$ 10,000	
Total Owner's Equity		$ (89,600)	
	TOTAL LIABILITIES	$ 335,400	

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

STATEMENT OF CASH FLOWS

January 1, 2013 – December 31, 2013

I. CASH FORM OPERATING ACTIVITIES:

Net Loss	$	(6,091)
Adjustments to reconcile net loss to net cash Provided by operating activities	$	-
Changes in assets and liabilities	$	-
Accounts payable and accrued expenses	$	1,000
Net cash provided by operating activities	**$**	**(7,091)**
Cash flows from investing activities:	$	-
Net Cash used in investing activities	$	-
Cash flows from financing activities:		
Contributions from members	$	-
Loans from Members	$	6,091
Loan repayment to members	$	-
Net cash provided by financing activities	$	6,091
NET INCREASE IN CASH	$	0
Cash December 31, 2012	$	0

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

PROFIT AND LOSS

January 1, 2013 – December 31, 2013

I. INCOME

Sales		$	3,105
Returns		$	2,675
	Total Income	**$**	**430**

II. EXPENSES

Banking fees		$	6
Market Promotion		$	3,275
Office Supplies		$	220
Phones		$	103
Postage		$	135
Utilities		$	542
Rents		$	855
Tax and License		$	615
Advertising		$	770
	Total Expenses	**$**	**6,521**
	Net Profit (Loss)	**$**	**(6,091)**

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

BALANCE SHEET

January 1, 2012 – December 31, 2012

I. ASSETS			
Current Assets			
Cash		$	400
Accounts Receivable		$	-
Inventory		$	300,000
Short term investments		$	-
	Total Current Assets	$	335,400
Other Current Assets-			
Production Equipment		$	35,000
	Total Other Assets	$	35,000
	II. TOTAL ASSETS	**$**	**335,400**
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts payable and accrued expenses		$	25,000
Long-term loans		$	390,000
Credit cards		$	10,000
Total Owner's Equity		$	(89,600)
	TOTAL LIABILITIES	$	335,400

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

STATEMENT OF CASH FLOWS

January 1, 2012 – December 31, 2012

I. CASH FORM OPERATING ACTIVITIES:

Net Loss	$	(15,627)
Adjustments to reconcile net loss to net cash		
Provided by operating activities	$	-
Changes in assets and liabilities	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	**$**	**(15,627)**
Cash flows from investing activities:	$	-
Net Cash used in investing activities	$	-
Cash flows from financing activities:		
Contributions from members	$	-
Loans from Members	$	15,627
Loan repayment to members	$	-
Net cash provided by financing activities	$	15,627
NET INCREASE IN CASH	$	0
Cash December 31, 2012	$	0

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

PROFIT AND LOSS

January 1, 2012 – December 31, 2012

I. INCOME

Sales	$	19,395
Returns	$	500
Total Income	**$**	**18,895**

II. EXPENSES

Banking fees	$	1,849
Commissions	$	9,060
Insurance	$	1,321
Internet	$	425
Market Promotion	$	3,128
Office Supplies	$	205
Phones	$	2,863
Postage	$	189
Professional Services	$	11,600
Utilities	$	542
Rents	$	1,045
Tax and License	$	615
Advertising	$	1,100
Total Expenses	**$**	**33,922**
Net Profit (Loss)	**$**	**(15,627)**

ManeGain, Inc.

NOTES TO FINANCIAL STATEMENTS

For the Quarter Ended March 31, 2014

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ManeGain, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

ManeGain, Inc., a Texas Corporation (the Company), was a division of Austin Medical Research (formed July, 2007 to research medical product Ideas and technologies, then renamed Austin Medical Technologies In 2010 productize research results) that renamed itself ManeGain on March 6 2014. The purpose of the Company is to offer hair restoration, rejuvenation, and revitalization (consisting of wet-goods products and an appliance based service) to consumers through high-end hair salons. The Company intends to distribute its products and services through independent high-end hair salons and directly to end user customers. In the sales process, the Company will collect revenues directly from the customers via credit card at the time of sale offering prepayment discounts and pay a commission to the Salon after 30 days where appropriate. The Company will not be carrying accounts receivable.

The founder of the company, Barry Thornton, has capitalized the company with an investment of $89,600.

The Company operations are based In Austin, Texas where Product Development, Manufacturing, Sales, Marketing, and Education are located. Its officers and future core employees will reside in Austin with company Agents living and working In several different states and performing their respective functions on-line or via telephonic communications.

Going Concern Basis of Accounting

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations.

Management acknowledges that uncertainty remains over its ability to meet its funding requirements to continue operations. However, management has a reasonable expectation that adequate funding will be received to fully develop its products and continue operations for the foreseeable future.

NOTE B: INCOME

Over last two years the Company has run efficacy and market tests and studies preparing for the FDA 510k application and as had associated revenues of $ 53,317 .

NOTE C: CAPITALIZED DEVELOPMENT COSTS

The Company has developed, productized, and inventoried the hair restoration hardware it intends to do business with along with tooling, molds, a process machinery. The development costs of these prototypes have been capitalized and will be amortized over the estimated useful life of the derivative products.

NOTE D: NOTES PAYBLE

On Febuary 8, 2010 entered into an agreement with Seda Rico LLC with a promissory note for the total amount of $300,000 to be repaid from Company Profits after Break-Even. A second loan of $19,000 is held by one of the founding shareholders (Andrew Heller) to be paid back upon funding.

NOTE D: INCOME TAXES

The Company has loss carryforwards totaling $1,630 that may be offset against future taxable income.

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ManeGain, Inc.

By: Mr. Jeffrey Fry

By: ______________________________
Name: Mr. Jeffrey Fry
Title: Chief Executive Officer & President

By: Mr. Steven J. Muehler

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: FWV4SPIFJJN38PHP5XF46S

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jxfmanegain.com
Party ID: NGSN42JJ8IVN8C6387ZGVZ
IP Address: 24.55.36.133
VERIFIED EMAIL: jxf@manegain.com

Electronic Signature:

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Alternative Securities Markets Group
Party ID: BGWVTZIA55PY5GKIX3ZGGG
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VERIFIED EMAIL: legal@asmmarketsgroup.com

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Timestamp	Audit
2014-06-03 21:18:24 -0700	All parties have signed document. Signed copies sent to: jxfmanegain.com and Alternative Securities Markets Group.
2014-06-03 21:18:24 -0700	Document signed by jxfmanegain.com (jxf@manegain.com) with drawn signature. - 24.55.36.133
2014-06-03 21:16:55 -0700	Document viewed by jxfmanegain.com (jxf@manegain.com). - 24.55.36.133
2014-06-03 19:43:37 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.184.6
2014-06-03 19:43:14 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.184.6
2014-06-03 19:43:13 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.184.6



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PART III – EXHIBITS

• EXHIBIT A : SUBSCRIPTION AGREEMENT (Units 1- 300,000)	5 PAGES
• EXHIBIT B : SUBSCRIPTION AGREEMENT (Units 300,001 - 600,000)	5 PAGES
• EXHIBIT C : SUBSCRIPTION AGREEMENT (Units 600,001 – 1,000,000)	5 PAGES

EXHIBIT A:

ManeGain, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Common Stock Units 1 to 300,000

Subject to the terms and conditions of the shares of Common Stock described in the ManeGain, Inc. Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a purchase price of $2.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "ManeGain, Inc." evidencing $2.00 for each share of Common Stock Subscribed, subject to a minimum of ONE HUNDRED Common Stock Units ($200.00).

I understand that my subscription is conditioned upon acceptance by ManeGain, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that ManeGain, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of Common Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ Common Stock Units of ManeGain, Inc., with a par value of $0.001, at a purchase price **of $2.00 (TWO DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made as of this ___________ day of ________________, 2014 by and between ManeGain, Inc., a Texas Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

W I T N E S E T H:

WHEREAS, the Company is offering for sale up to ONE MILLION Common Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **ManeGain, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **ManeGain, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 <u>**Notices.**</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by

mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Texas, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

ManeGain, Inc.

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

EXHIBIT B:

ManeGain, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Common Stock Units 300,001 to 600,000

Subject to the terms and conditions of the shares of Common Stock described in the ManeGain, Inc. Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a purchase price of $2.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "ManeGain, Inc." evidencing $3.00 for each share of Common Stock Subscribed, subject to a minimum of ONE HUNDRED Common Stock Units ($300.00).

I understand that my subscription is conditioned upon acceptance by ManeGain, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that ManeGain, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of Common Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ Common Stock Units of ManeGain, Inc., with a par value of $0.001, at a purchase price **of $3.00 (THREE DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made as of this __________ day of ________________, 2014 by and between ManeGain, Inc., a Texas Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

<u>WITNESETH:</u>

WHEREAS, the Company is offering for sale up to ONE MILLION Common Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

2 **<u>Purchase and Sale</u>**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2\. **<u>Method of Subscription</u>**. The Purchaser is requested to complete and execute this agreement online *<u>or</u>* to print, execute and deliver two copies of this Agreement to the Company, at **ManeGain, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **ManeGain, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **<u>Subscription and Purchase</u>**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

6 **<u>Representations, Warranties and Covenants of the Purchaser</u>**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

7 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by

mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

9. **Choice of Law.** This Agreement is made under the laws of the State of Texas, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

10 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

ManeGain, Inc.

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

EXHIBIT C:

ManeGain, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Common Stock Units 600,000 to 1,000,000

Subject to the terms and conditions of the shares of Common Stock described in the ManeGain, Inc. Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a purchase price of $2.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "ManeGain, Inc." evidencing $5.00 for each share of Common Stock Subscribed, subject to a minimum of ONE HUNDRED Common Stock Units ($500.00).

I understand that my subscription is conditioned upon acceptance by ManeGain, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that ManeGain, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of Common Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ______________ Common Stock Units of ManeGain, Inc., with a par value of $0.001, at a purchase price **of $5.00 (FIVE DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made as of this ___________ day of _________________, 2014 by and between ManeGain, Inc., a Texas Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to ONE MILLION Common Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

3 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **ManeGain, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **ManeGain, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

8 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

9 <u>**Notices.**</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738,** or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by

mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

10. **Choice of Law.** This Agreement is made under the laws of the State of Texas, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

11 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

ManeGain, Inc.

By: ______________________________
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number